                                                              EXCALIBUR/TABACCHI


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)(1)

                           Sight Resource Corporation
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    82655N105
                                    ---------
                                 (CUSIP Number)

                             David A. Newberg, Esq.
                 Collier, Halpern, Newberg, Nolletti & Bock, LLP
                           One North Lexington Avenue
                             White Plains, NY 10601
                                 (914) 684-6800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 2004
                                   -----------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


         (1.) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82655N105                        13D               Page 2 of 11 Pages

====================================================================================================================================

1    NAME OF REPORTING PERSON                                           Dino Tabacchi
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
------------------------------------------------------------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) [ ]
            (See Instructions)                                               (b) This is a joint filing pursuant to Rule 13d-1(k)(l)
------------------------------------------------------------------------------------------------------------------------------------

3    SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4    SOURCE OF FUNDS (See Instructions)      00

------------------------------------------------------------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                                               [ ]

------------------------------------------------------------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Italy

------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF                        7       SOLE VOTING POWER
                                                               75,000
SHARES                           ---------------------------------------------------------------------------------------------------

BENEFICIALLY                     8       SHARED VOTING POWER
                                                           15,233,333
OWNED BY                         ---------------------------------------------------------------------------------------------------

EACH                             9       SOLE DISPOSITIVE POWER
                                                               75,000
REPORTING                        ---------------------------------------------------------------------------------------------------

PERSON WITH                      10      SHARED DISPOSITIVE POWER
                                                           15,233,333

------------------------------------------------------------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                   15,308,333

------------------------------------------------------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          30.3%

------------------------------------------------------------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON  (See Instructions)
            IN

====================================================================================================================================

CUSIP No. 82655N105                        13D               Page 3 of 11 Pages

====================================================================================================================================

1           NAME OF REPORTING PERSON                                    Excalibur Investments B.V.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------------------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
            (See Instructions)                                               (b) This is a joint filing pursuant to Rule 13d-1(k)(1)

------------------------------------------------------------------------------------------------------------------------------------

3           SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4           SOURCE OF FUNDS (See Instructions)      WC

------------------------------------------------------------------------------------------------------------------------------------

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                               [ ]

------------------------------------------------------------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Netherlands

------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF                        7       SOLE VOTING POWER

SHARES                           ---------------------------------------------------------------------------------------------------

BENEFICIALLY                     8       SHARED VOTING POWER
                                                           15,233,333

OWNED BY                         ---------------------------------------------------------------------------------------------------

 EACH                            9       SOLE DISPOSITIVE POWER

REPORTING                        ---------------------------------------------------------------------------------------------------

PERSON WITH                      10      SHARED DISPOSITIVE POWER
                                                           15,233,333

------------------------------------------------------------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           15,233,333
------------------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           30.2%

------------------------------------------------------------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON  (See Instructions)
            CO

====================================================================================================================================

CUSIP No. 82655N105                        13D               Page 4 of 11 Pages


ITEM 1.  SECURITY AND ISSUER.
-------  -------------------

         The title of the class of equity securities to which this Schedule 13D (the "Statement") relates is common stock, par value $.01 per share ("Common Stock"), of Sight Resource Corporation, a Delaware corporation ("SRC"). The principal executive offices of SRC are located at 6725 Miami Avenue, Cincinnati, OH 45243.

ITEM 2.  IDENTITY AND BACKGROUND.
-------  -----------------------

         This Statement is being filed by Mr. Dino Tabacchi and by Excalibur Investments B.V. ("Excalibur") (the "Reporting Persons"). Mr. Tabacchi is a controlling person of Excalibur. Excalibur is a holding company.

         Mr. Tabacchi is a citizen of Italy. His address is Via Umberto I, 82-35122, Padova, Italy.

         Mr. Tabacchi's principal occupation is President and Chairman of Salmoiraghi & Vigano. The address is Piazza Maria Beltrade 4, Milan, Italy.

         Excalibur is a Netherlands corporation. Its business address is Teleport Boulevard 140, 1043 EJAmsterdam.

         Controlling persons of Excalibur are:

         ---------------------------------------------------------------------------------
           Controlling Person       Residence or Business            Country of
                                          Address               Citizenship/Place
                                                                    of Organization
         ---------------------------------------------------------------------------------
           ING Management         Teleport Boulevard 140        The Netherlands
           (Nederland) B.V.       1043 EJAmsterdam
         ---------------------------------------------------------------------------------
           Dino Tabacchi          Via Umberto I                  Italy
                                  82-35122 Padova
                                  Italy
         ---------------------------------------------------------------------------------

         During the last five years, neither Reporting Person has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 82655N105                        13D               Page 5 of 11 Pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------   -------------------------------------------------

         Of the shares of Common Stock of SRC beneficially owned by Mr. Tabacchi, 15,233,333 are held by Excalibur and 75,000 are subject to an option exercisable by Mr. Tabacchi within sixty (60) days of the date of this Amendment.(1) Mr. Tabacchi is a shareholder and controlling person of Excalibur. Such shares (or the shares of eyeshop.com inc. which were converted into shares of SRC in connection with the acquisition of eyeshop.com inc. by SRC) were acquired by Excalibur through the use of working capital.

ITEM 4.  PURPOSE OF TRANSACTION.
------   ----------------------

         (a) 6,000,000 of the shares of SRC Common Stock held by Excalibur were acquired in connection with (i) the acquisition of eyeshop.com inc. by SRC and
(ii) the related direct purchase of shares from SRC. Information with regard to those transactions appears in Item 4 to the Schedule 13D of Excalibur and certain other parties dated June 4, 2001 and filed with the Securities and Exchange Commission ("SEC") on that date. Such information is hereby incorporated by reference.

         (b) An additional 5,500,000 shares of SRC Common Stock were acquired by Excalibur pursuant to a Common Stock Purchase Agreement (the "Purchase Agreement") dated December 31, 2002 among SRC, Carlyle Venture Partners, L.P., Carlyle U.S. Venture Partners, L.P., C/S Venture Investors, L.P., Carlyle Venture Coinvestment, L.L.C (Carlyle Venture Partners, L.P., Carlyle U.S. Venture Partners, L.P., C/S Venture Investors, L.P. and Carlyle Venture Coinvestment, L.L.C. are sometimes collectively referred to herein as the "Carlyle Entities"), E. Dean Butler, Excalibur and La Sesta S.A. ("La Sesta") The shares were sold and purchased in a private placement at a purchase price of $0.20 per share. Information with regard to those transactions appears in Item 4 to Amendment 1 to the Schedule 13D of Mr. Tabacchi and Excalibur dated December 31, 2002 and filed with the SEC on January 10, 2003. Such information is hereby incorporated by reference.

         (c) In conjunction with the Stock Purchase Agreement, on December 31, 2002, Mr. Tabacchi, La Sesta, and the Carlyle Entities entered into a Put and Right of First Refusal Agreement (the "Put Agreement"). Under the Put Agreement, the Carlyle Entities were granted the right to require Mr. Tabacchi and La Sesta or their permitted assigns to purchase from the Carlyle Entities an aggregate of up to 7,000,000 shares of Common Stock of SRC at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. Of the 7,000,000 shares, Mr. Tabacchi (and his permitted assigns) may be required to purchase up to 5,600,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $4,000,000), and La Sesta (and its permitted assigns) may be required to purchase up to 1,400,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $1,000,000). On each of June 30, 2003 and May 6, 2004, the Carlyle

--------
(1) Amendment No. 1 to this Schedule 13D dated December 31, 2002 and filed with the SEC on January 10, 2003, and Amendment No. 2 to this Schedule 13D dated September 17, 2003 and filed with the SEC on September 19, 2003, each inadvertently reflected Mr. Tabacchi as beneficially owning 1,807,685 shares of SRC Common Stock as a controlling person of Euro Ventures Equity Holdings B.V.

CUSIP No. 82655N105                        13D               Page 6 of 11 Pages

Entities exercised their respective rights to require Mr. Tabacchi and La Sesta to purchase 2,333,333 shares of Common Stock of SRC, at a purchase price of $.20 per share, as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                         Number of Shares                       Number of Shares
               Carlyle Entity                          Put to Mr. Tabacchi                      Put to La Sesta
-----------------------------------------------------------------------------------------------------------------------
                                                 June 30, 2003       May 6, 2004       June 30, 2003        May 6, 2004
-----------------------------------------------------------------------------------------------------------------------
Carlyle Venture Partners, L.P.                       1,317,049         1,317,049             329,262            329,262

-----------------------------------------------------------------------------------------------------------------------
Carlyle U.S. Venture Partners, L.P.                    174,675           174,675              43,669             43,669

-----------------------------------------------------------------------------------------------------------------------
C/S Venture Investors, L.P.                            268,972           268,972              67,243             67,243

-----------------------------------------------------------------------------------------------------------------------
Carlyle Venture Coinvestment, L.L.C.                   105,970           105,970              26,493             26,493
-----------------------------------------------------------------------------------------------------------------------
                                       TOTALS        1,866,666         1,866,666             466,667            466,667
-----------------------------------------------------------------------------------------------------------------------

         Mr. Tabacchi assigned his rights and obligations with respect to such exercise to Excalibur and Excalibur, as assignee of Mr. Tabacchi, purchased an additional 1,866,666 shares of Common Stock of SRC at $.20 per share, on each of September 17, 2003 and May 6, 2004, for a total of 3,733,332 shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
------   ------------------------------------

         Excalibur holds 15,233,333 shares of Common Stock of SRC, constituting 30.2% of all shares outstanding. Excalibur and Mr. Tabacchi share voting and investment power with respect to those shares.

         In addition, Mr. Tabacchi holds an option to purchase 75,000 shares of Common Stock at a purchase price of $0.36 per share, all of which may be purchased by Mr. Tabacchi within 60 days from the date of this Amendment.

         Based upon the foregoing, Mr. Tabacchi beneficially owns 15,308,333 shares of Common Stock of SRC, constituting 30.3% of all shares outstanding (calculated as provided in Rule 13d-3).

         Other than as described in this Statement, no transactions in shares of Common Stock of SRC were effected during the past 60 days by either Reporting Person.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
------   -------------------------------------------
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         ------------------------------------------------------

         (a) Information with respect to contracts, arrangements, understandings or relationships relating to the shares of Common Stock of SRC acquired by Excalibur in connection with the acquisition of eyeshop.com inc. by SRC appears in Item 6 of the Schedule

CUSIP No. 82655N105                        13D               Page 7 of 11 Pages


13D of Excalibur and certain other parties dated June 4, 2001 and filed with the SEC on that date. Such information is hereby incorporated by reference.

         (b) On December 31, 2002, Mr. Tabacchi, La Sesta and the Carlyle Entities entered into a Put and Right of First Refusal Agreement (the "Put Agreement"). Under the Put Agreement, the Carlyle Entities were granted the right to require Mr. Tabacchi and La Sesta (or their permitted assigns) to purchase from the Carlyle Entities an aggregate of up to 7,000,000 shares of Common Stock of SRC at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. Of the 7,000,000 shares, Mr. Tabacchi (and his permitted assigns) may be required to purchase up to 5,600,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $4,000,000), and La Sesta (and its permitted assigns) may be required to purchase up to 1,400,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $1,000,000). On June 30, 2003, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and La Sesta to purchase 2,333,333 shares of Common Stock of SRC at $.20 per share. Mr. Tabacchi assigned his rights and obligations with respect to such exercise to Excalibur. The purchase and sale of such shares was effective September 17, 2003. In addition, on May 6, 2004, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and La Sesta to purchase an additional 2,333,333 shares of Common Stock of SRC at $.20 per share. Mr. Tabacchi also assigned his rights and obligations with respect to such exercise to Excalibur. This transaction was effective May 6, 2004.

         The Put Agreement also grants to Mr. Tabacchi and La Sesta certain rights to purchase shares that the Carlyle Entities propose to sell to a third party. The terms under which Mr. Tabacchi and La Sesta may purchase such shares are to be no less favorable than those offered by the third party purchaser.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
------   --------------------------------

         Exhibit 1 Common Stock Purchase Agreement dated as of December 30, 2002 (incorporated by reference from Exhibit 10.39 to SRC's Current Report on Form 8-K dated January 9, 2003 and filed with the SEC on January 10, 2003).

         Exhibit 2 Put and Right of First Refusal Agreement dated as of December 31, 2002 (incorporated by reference from Exhibit 2 to Amendment 1 to the Schedule 13D of Dino Tabacchi and Excalibur Investments B.V. dated December 31, 2002 and filed with the SEC on January 10, 2003).

         Exhibit 3 Items 4 and 6 of the Schedule 13D of Excalibur Investments B.V. dated June 4, 2001 and filed with the SEC on that date.

         Exhibit 4 Items 4 and 6 of Amendment No. 1 to the Schedule 13D of Dino Tabacchi and Excalibur Investments B.V. dated December 31, 2002 and filed with the SEC on January 10, 2003.

CUSIP No. 82655N105                        13D               Page 8 of 11 Pages


         Exhibit 5  Power of Attorney of Dino Tabacchi.

         Exhibit 6  Power of Attorney of Excalibur Investments B.V.

         Exhibit 7  Joint Filing Agreement.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 14, 2005

                                       /s/ David A. Newberg
                                       -------------------------------------
                                       David A. Newberg, as Attorney-In-Fact for
                                       Dino Tabacchi and Excalibur Investments
                                       B.V. pursuant to Powers of Attorney filed
                                       herewith

CUSIP No. 82655N105                                                    EXHIBIT 5

                                POWER OF ATTORNEY
                                -----------------

         The undersigned hereby constitutes and appoints David A. Newberg as the undersigned's true and lawful attorney-in-fact to:

                   1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer, director and/or shareholder of Sight Resource Corporation (the "Company"), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder.

                   2. Execute for and on behalf of the undersigned, in the undersigned's capacity as a shareholder of the Company and/or in the undersigned's capacity as an executive officer or controlling shareholder of any corporation or entity that is a shareholder of the Company, Schedules 13D and 13G, and any amendments thereto or agreements relating to "group" filings thereof, in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder.

                   3. Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedule 13D or 13G (including without limitation executing Form ID and obtaining CIK, CCC and other codes and passwords), and timely file such Forms and Schedules with the Securities and Exchange Commission and any stock exchange or similar authority.

         The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13 or 16 of the Act.

         This Power of Attorney shall remain in full force and effect until the undersigned (and any such entity for which the undersigned is an executive officer or controlling shareholder) is no longer required to file Forms 3, 4 and 5, and Schedules 13D or 13G, with respect to the undersigned's (or such entity's) holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

         IN TESTIMONY WHEREOF, the undersigned has caused this Power of Attorney to be executed this 22nd day of October, 2004.



                                                     /s/ Dino Tabacchi
                                            ------------------------------------
                                                      DINO TABACCHI

CUSIP No. 82655N105                                                    EXHIBIT 6

                                POWER OF ATTORNEY
                                -----------------

         The undersigned hereby constitutes and appoints David A. Newberg as the undersigned's true and lawful attorney-in-fact to:

                   1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer, director, and/or shareholder of Sight Resource Corporation (the "Company"), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder.

                   2. Execute for and on behalf of the undersigned, in the undersigned's capacity as a shareholder of the Company and/or in the undersigned's capacity as an executive officer or controlling shareholder of any corporation or entity that is a shareholder of the Company, Schedules 13D and 13G, and any amendments thereto or agreements relating to "group" filings thereof, in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder.

                   3. Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedule 13D or 13G (including without limitation executing Form ID and obtaining CIK, CCC and other codes and passwords), and timely file such Forms and Schedules with the Securities and Exchange Commission and any stock exchange or similar authority.

         The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13 or 16 of the Act.

         This Power of Attorney shall remain in full force and effect until the undersigned (and any such entity for which the undersigned is an executive officer or controlling shareholder) is no longer required to file Forms 3, 4 and 5, and Schedules 13D or 13G, with respect to the undersigned's (or such entity's) holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

         IN TESTIMONY WHEREOF, the undersigned has caused this Power of Attorney to be executed this 27th day of October, 2004.

                                      EXCALIBUR INVESTMENTS B.V.


                                      By /s/ ING Management
                                        ----------------------------------------
                                         ING Management (Nederland) B.V.
                                         Managing Director

                                                                       EXHIBIT 7

                             JOINT FILING AGREEMENT


         THIS AGREEMENT is entered into as of the 14th day of January, 2005 by

DINO TABACCHI ("Mr. Tabacchi") and EXCALIBUR INVESTMENTS B.V. ("Excalibur")

under the following circumstances:

                  A. Amendment No. 1 to the Statement on Schedule 13D (the "Statement") of Mr. Tabacchi and Excalibur dated December 31, 2002 was filed with the Securities and Exchange Commission (the "SEC") on January 10, 2003 relating to their beneficial ownership of shares of common stock of Sight Resource Corporation.

                  B. Amendment No. 2 to the Statement dated September 17, 2003 was filed with the SEC on September 19, 2003.

                  C. Amendment No. 3 to the Statement is being prepared on behalf of Mr. Tabacchi and Excalibur for filing with the SEC.

                  D. Mr. Tabacchi and Excalibur wish to confirm that the Amendment No. 3 to the Statement, and any additional amendments to the Statement, are to be filed on behalf of each of them.

          NOW, THEREFORE, Mr. Tabacchi and Excalibur agree to the joint filing on behalf of each of them an Amendment No. 3 of the Statement on Schedule 13D with respect to the beneficial ownership of shares of Common Stock of Sight Resource Corporation, and all additional amendments thereto.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date set forth above.

                                         EXCALIBUR INVESTMENTS B.V.


/s/ David A. Newberg                     By  /s/ David A. Newberg
--------------------------------------     -------------------------------------
DINO TABACCHI                              David A. Newberg, as Attorney-in-Fact
By David A. Newberg,                       Pursuant to Power of Attorney
As Attorney-in-Fact                        Filed Herewith
Pursuant to Power of Attorney
Filed Herewith